Second Quarter 2014 Results July 31, 2014 Filed by Charter Communications Inc. Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934 Subject Company: Charter Communications Inc. Commission File No. 001-33664 The following is the second quarter Earnings Presentation posted on July 31, 2014 by Charter Communications, Inc. on its website:

1 This communication includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), regarding, among other things, our plans, strategies and prospects, both business and financial. Although we believe that our plans, intentions and expectations reflected in or suggested by these forward-looking statements are reasonable, we cannot assure you that we will achieve or realize these plans, intentions or expectations. Forward-looking statements are inherently subject to risks, uncertainties and assumptions including, without limitation, the factors described under “Risk Factors” from time to time in our filings with the SEC. Many of the forward-looking statements contained in this presentation may be identified by the use of forward-looking words such as “believe”, “expect”, “anticipate”, “should”, “planned”, “will”, “may”, “intend”, “estimated”, “aim”, “on track”, “target”, “opportunity”, “tentative”, “positioning”, “designed”, “create”, “predict”, “project”, “seek”, “would”, “could”, “potential”, “continue”, “ongoing”, “upside”, “increases” and “potential”, among others. Important factors that could cause actual results to differ materially from the forward-looking statements we make in this presentation are set forth in other reports or documents that we file from time to time with the SEC, and include, but are not limited to: Risks Related to Comcast Corporation ("Comcast") Transactions • the ultimate outcome of the proposed transactions between Charter and Comcast including the possibility that such transactions may not occur if closing conditions are not satisfied; • if any such transaction were to occur, the ultimate outcome and results of integrating operations, and application of our operating strategies to the acquired assets and the ultimate ability to realize synergies at the levels currently expected as well as potential programing dis-synergies; • the impact of the proposed transaction on our stock price and future operating results, including due to transaction and integration costs, increased interest expense, business disruption, and diversion of management time and attention; • the reduction in our current stockholders’ percentage ownership and voting interest as a result of the proposed transaction; • the increase in indebtedness as a result of the proposed transactions, which will increase interest expense and may decrease our operating flexibility; Risks Related to Business • our ability to sustain and grow revenues and cash flow from operations by offering video, Internet, voice, advertising and other services to residential and commercial customers, to adequately meet the customer experience demands in our markets and to maintain and grow our customer base, particularly in the face of increasingly aggressive competition, the need for innovation and the related capital expenditures and the difficult economic conditions in the United States; • the impact of competition from other market participants, including but not limited to incumbent telephone companies, direct broadcast satellite operators, wireless broadband and telephone providers, digital subscriber line (“DSL”) providers, and video provided over the Internet; • general business conditions, economic uncertainty or downturn, high unemployment levels and the level of activity in the housing sector; • our ability to obtain programming at reasonable prices or to raise prices to offset, in whole or in part, the effects of higher programming costs (including retransmission consents); • the development and deployment of new products and technologies, including in connection with our plan to make our systems all-digital in 2014; • the effects of governmental regulation on our business or potential business combination transactions; • the availability and access, in general, of funds to meet our debt obligations prior to or when they become due and to fund our operations and necessary capital expenditures, either through (i) cash on hand, (ii) free cash flow, or (iii) access to the capital or credit markets; and • our ability to comply with all covenants in our indentures and credit facilities any violation of which, if not cured in a timely manner, could trigger a default of our other obligations under cross-default provisions. All forward-looking statements attributable to us or any person acting on our behalf are expressly qualified in their entirety by this cautionary statement. We are under no duty or obligation to update any of the forward-looking statements after the date of this communication. Cautionary Statement Regarding Forward-Looking Statements

2 This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. In connection with the proposed transaction between Comcast Corporation (“Comcast”) and Charter Communications, Inc. (“Charter”), Charter will file with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 that will include a proxy statement of Charter that also constitutes a prospectus of Charter, and a definitive proxy statement/prospectus will be mailed to shareholders of Charter. INVESTORS AND SECURITY HOLDERS OF COMCAST AND CHARTER ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to obtain free copies of the registration statement and the proxy statement/prospectus (when available) and other documents filed with the SEC by Comcast or Charter through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Comcast are available free of charge on Comcast’s website at http://cmcsa.com or by contacting Comcast’s Investor Relations Department at 866-281-2100. Copies of the documents filed with the SEC by Charter will be available free of charge on Charter’s website at charter.com, in the “Investor and News Center” near the bottom of the page, or by contacting Charter’s Investor Relations Department at 203-905-7955. In addition, in connection with the proposed transaction between Comcast and Time Warner Cable Inc. (“Time Warner Cable”), on May 23, 2014, Comcast filed with the SEC an amendment to the registration statement on Form S-4 that was originally filed on March 20, 2014, containing a preliminary joint proxy statement of Comcast and Time Warner Cable that also constitutes a preliminary prospectus of Comcast. The registration statement has not yet become effective. After the registration statement is declared effective by the SEC, a definitive joint proxy statement/prospectus will be mailed to shareholders of Comcast and Time Warner Cable. INVESTORS AND SECURITY HOLDERS OF COMCAST AND TIME WARNER CABLE ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain free copies of the registration statement and the joint proxy statement/prospectus and other documents filed with the SEC by Comcast or Time Warner Cable through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Comcast are available free of charge on Comcast’s website at http://cmcsa.com or by contacting Comcast’s Investor Relations Department at 866-281- 2100. Copies of the documents filed with the SEC by Time Warner Cable will be available free of charge on Time Warner Cable’s website at http://ir.timewarnercable.com or by contacting Time Warner Cable’s Investor Relations Department at 877-446-3689. Shareholders of Comcast and Time Warner Cable are not being asked to vote on the proposed transaction between Comcast and Charter, and the proposed transaction between Comcast and Time Warner Cable is not contingent upon the proposed transaction between Comcast and Charter. Comcast, Time Warner Cable, Charter and their respective directors and certain of their respective executive officers may be considered participants in the solicitation of proxies in connection with the proposed transaction between Comcast and Time Warner Cable, and Comcast, Charter and their respective directors and certain of their respective executive officers may be considered participants in the solicitation of proxies in connection with the proposed transaction between Comcast and Charter. Information about the directors and executive officers of Time Warner Cable is set forth in its Annual Report on Form 10-K for the year ended December 31, 2013, which was filed with the SEC on February 18, 2014, its proxy statement for its 2014 annual meeting of stockholders, which was filed with the SEC on April 29, 2014, and its Current Report on Form 8-K, which was filed with the SEC on June 13, 2014. Information about the directors and executive officers of Comcast is set forth in its Annual Report on Form 10-K for the year ended December 31, 2013, which was filed with the SEC on February 12, 2014, and its proxy statement for its 2014 annual meeting of stockholders, which was filed with the SEC on April 11, 2014. Information about the directors and executive officers of Charter is set forth in its Annual Report on Form 10-K for the year ended December 31, 2013, which was filed with the SEC on February 21, 2014, and its proxy statement for its 2014 annual meeting of stockholders, which was filed with the SEC on March 27, 2014, and its Current Report on Form 8-K, which was filed with the SEC on May 9, 2014. These documents can be obtained free of charge from the sources indicated above. Additional information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, are contained in the preliminary joint proxy statement/prospectus of Comcast and Time Warner Cable filed with the SEC and will be contained in the definitive joint proxy statement/prospectus of Comcast and Time Warner Cable and other relevant materials to be filed with the SEC when they become available, and will also be contained in the preliminary proxy statement/prospectus of Charter when it becomes available. Important Information For Investors And Shareholders

Thomas M. Rutledge President and CEO

4 Second Quarter Overview 1) Residential video customers generally include units under bulk arrangements with a digital set-top box and direct billing relationship. Second quarter 2013 and 2014 residential video net additions include 6,000 and 15,000, respectively, of bulk video units as a result of adding digital set-top boxes to tenants in bulk agreements driven by our all-digital transition. 2) See notes on slide 21. Note: All results pro forma for certain acquisitions as if they occurred on January 1, 2012. Revenue Adjusted EBITDA(2) Operating and Financial Overview (In Millions) (In Millions) • Revenue growth of 7.3% Y/Y • Residential customer and PSU trends improved Y/Y • 27K increase in residential customer relationships vs. 2K last year • Residential PSUs increased by 55K vs. 28K last year(1) • Added 49K residential Internet customers vs. 38K last year; added 35K residential voice customers vs. 45K last year • Adjusted EBITDA(2) growth of 7.9% Y/Y • Capital expenditures of $570M; $134M for all- digital • Free cash flow(2) of $70M, vs. $75M in the prior- year quarter, given capex associated with all- digital and customer growth $2,105 $2,118 $2,148 $2,202 $2,259 2Q13 3Q13 4Q13 1Q14 2Q14 $737 $732 $764 $767 $795 2Q13 3Q13 4Q13 1Q14 2Q14

5 Charter’s year-End 2014 Residential Triple Play Offering(1) 1) For new offers and customers in Charter’s new pricing and packaging (approx. 80% of residential customers, excluding Bresnan, as of June. 30, 2014) in all-digital markets. All copyrights and trademarks are the property of their respective owners. Video Internet Voice • Over 200 HD channels; “Charter TV is HD” • 100% All digital • VOD on every outlet and every screen – inside and outside the home • Cloud-based interface delivering a consistent experience across PCs, portable devices and ultimately set tops • Minimum 60Mbps service • Internet modem included • The fastest WiFi • Fully featured voice at $19.99 following promotional period, including all taxes and fees • Unlimited local and long distance calling in the U.S., Canada and Puerto Rico • $90 Triple Play offer • No long term contract and 30 day money back guarantee Cloud-Based UI Powering Devices (Current) Cloud-Based UI Powering Set Tops (Future)

6 1. Asset Transfer: Charter and Comcast transfer assets in a tax-efficient exchange involving ~1.5 million former TWC video customers and ~1.6 million Charter video customers(1) 2. Asset Purchase: Charter acquires systems serving ~1.5 million former TWC video customers • $8.4B of Debt Financing: Estimated $8.1B for asset purchase and asset transfer EBITDA true-up + ~$300M of transaction/financing expenses 3. Asset Spin-off: Comcast will spin-off a new entity (“SpinCo”) composed of cable systems serving ~2.5 million Comcast video customers to its shareholders, with Charter acquiring ~33%(2) of the equity of SpinCo in exchange for 11%(3) of “New Charter” • Enhances scale and footprint • Nearly doubles the number of video customers owned or serviced by Charter to over 8 million • Significantly improved operating footprint provides better marketing and service capabilities • ~33% Ownership in SpinCo drives operational and financial benefits • Scale will drive benefits for both Charter and SpinCo • Fair purchase price and growth potential • Enterprise Value/2014E carveout EBITDA = 7.125x(4) • Ability to drive operating synergies and enhance growth profile • Maintains levered equity returns • Pro forma leverage of ~5x for Charter, preserves levered equity profile Three Part Transaction Benefits of Transaction to Charter Transactions With Comcast: Summary & Benefits 1) Charter customer count as of 3/31/14 and includes residential and commercial customers based on Charter’s reporting methodology. Former TWC and SpinCo customers as of 3/31/14 based on respective TWC and Comcast reporting methodologies, where there may be small definitional differences. 2) Ownership percentage to be greatest percentage that results in Comcast stockholders as of immediately prior to the TWC merger, holding at least 50.75% of SpinCo immediately after Charter acquisition of SpinCo equity. Total SpinCo equity value calculated as 7.125x 2014 estimated SpinCo carveout EBITDA, less total debt of 5.0x 2014 estimated pro forma SpinCo EBITDA, with pro forma EBITDA totaling 2014 carveout EBITDA, adjusted for management fee paid to Charter, synergies and dissynergies and other customary pro forma adjustments. 3) The shares issued to SpinCo shareholders will be based on the VWAP of Charter shares for 60 calendar days ending on the last trading day prior to closing. 10% ownership on a fully diluted basis (based on 6/30/2014 share price of $158.38). 4) EBITDA defined as all revenue less direct costs and fully allocated indirect costs of the respective systems, including corporate overhead, as defined in agreement. Note: All numbers and calculations shown are based on preliminary estimates pending preparation of financial statements.

Pro Forma Charter and SpinCo: Scale and Footprint

Charter will

- Acquire systems in Ohio, Kentucky, Wisconsin, Indiana and Alabama DMAs
- Divest systems in California, New England, Tennessee, Georgia, North Carolina, Texas, Oregon, Washington and Virginia DMAs

SpinCo to own systems that are adjacent and/or contiguous to Charter systems in

- Michigan, Minnesota, Indiana, Alabama, Eastern Tennessee, Kentucky and Wisconsin DMAs


Comcast Systems to SpinCo
TWC Systems to Charter
Remaining Charter

Video Customers (in Millions)[1]

Existing Charter	4.4
- Charter Swaps	~1.6
+ Former TWC Assets	~3.0
= New Charter	**~5.8**
+ SpinCo	**~2.5**
= New Charter Owned/Serviced	**~8.3**

1) Charter customer counts as of 3/31/14 and include residential and commercial customers based on its reporting methodology. Former TWC assets and SpinCo as of 3/31/14 based on respective TWC and Comcast reporting methodologies, where there may be small definitional differences. Totals may not recalculate due to rounding.

Charter COMMUNICATIONS

7

Christopher L. Winfrey Executive Vice President and CFO

9 Residential Customer Trends 1) Represents the percentage of residential customers that subscribe to triple play service. Note: All results pro forma for certain acquisitions as if they occurred on January 1, 2012. 2) Second quarter video results typically reflect ~40K of seasonal customer upgrades from limited basic service to expanded basic service, with the opposite effect (downgrades) taking place in the 4th quarter. Primary Service Units (PSUs) Triple Play Penetration(1) Primary Service Units (PSUs) Net Gain Net Video Additions/(Losses)(2) (In ‘000s) (In ‘000s) (In ‘000s) 18 (6) (14) 34 32 (73) (21) 2 (16) (98) 2Q13 3Q13 4Q13 1Q14 LTM Expanded Basic Limited Basic 4,261 4,206 4,179 4,177 4,195 4,166 4,204 4,290 4,383 4,519 2,131 2,176 2,217 2,273 2,325 10,558 10,586 10,686 10,833 11,039 1Q13 2Q13 3Q13 4Q13 1Q14 Video Internet Voice 4,261 4,206 4,179 4,177 4,195 4,166 4,204 4,290 4,383 4,519 2,131 2,176 2,217 2,273 2,3 5 10,558 10,586 10,686 10,833 11,039 1Q13 2Q13 3Q13 4Q 3 1Q14 Video Internet Voice 4,206 4,179 4,177 4,195 4,166 4,204 4,290 4,383 4,519 4,568 2,176 2,217 2,273 2,325 2,360 10,586 10,686 10,833 11,039 11,094 2Q13 3Q13 4Q13 1Q14 2Q14 30.7% 1.2% 31.9% 32.2% 32.6% 32.6% 32.7% 4Q12 1Q13 2Q13 3Q13 4Q13 1Q14 2Q14 (55) (29) 8 49 45 35 28 55 2 2Q14 18 (6) (14) 34 37 51 (73) (21) 12 (16) (66) (91) 2Q13 4Q13 1Q14 2Q14 LTM

10 Total Revenue Note: All results pro forma for certain acquisitions as if they occurred on January 1, 2012. Quarterly Revenue Total Revenue Growth Quarterly Highlights (In Millions) • Revenue grew 7.3% Y/Y: • Video increased 5.1% Y/Y given better mix of expanded basic and digital, price adjustments, advanced services, and higher bundle revenue allocation • Internet increased 15.2% Y/Y driven by customer additions and price adjustments • Voice down 14.2% Y/Y given value pricing and lower bundle revenue allocation, partially offset by customer growth • Commercial grew 19.0% Y/Y; excluding video, commercial revenue rose 22.8% • Advertising sales increased 3.9% Y/Y driven by an increase in revenue from political 1,025 1,056 1,047 1,049 1,090 534 554 575 590 616 184 169 161 154 15095 205 215 225 234110 121 120 130 112 $2,048 $2,105 $2,118 $2,148 $2,202 1Q13 2Q13 3Q13 4Q13 1Q14 Video Internet Voice Commercial Advertising & Other 4.5% 5.0% 4.6% 5.4% 5.0% 7.5% 7.3% 4Q12 1Q13 2Q13 3Q13 4Q13 1Q14 2Q14 1,056 1,047 1,049 1,090 1,110 554 575 590 616 638 169 161 154 150 145 205 215 225 234 244121 120 130 112 122 $2,105 $2,118 $2,148 $2,202 $2,259 2Q13 3Q13 4Q13 1Q14 2Q14

11 Revenue Growth and Metrics Note: All results pro forma for certain acquisitions as if they occurred on January 1, 2012. Residential Revenue Growth Commercial Revenue Growth Revenue Growth excl. Advertising Rev. per Resi. Cust. Relationship & Y/Y Growth 2.3% 4.2% 4.3% 5.1% 4.9% 6.5% 6.4% 4Q12 1Q13 2Q13 3Q13 4Q13 1Q14 2Q14 3.8% 5.5% 5.6% 6.4% 6.2% 7.5% 7.4% 4Q12 1Q13 2Q13 3Q13 4Q13 1Q14 2Q14 19.7% 18.9% 19.9% 20.8% 19.7% 20.0% 19.0% 4Q12 1Q13 2Q13 3Q13 4Q13 1Q14 2Q14 $ 08.71 $108.68 $108.12 $110.29 $110.81 2.5% 2.8% 2.1% 2.8% 1.9% Q13 4Q13 1Q14 2Q14

12 Adjusted EBITDA(1) Quarterly Adjusted EBITDA(1) LTM Adjusted EBITDA(1) Quarterly Highlights (In Millions) • Adjusted EBITDA(1) grew 7.9% Y/Y • Total operating costs rose 7.0% Y/Y driven by: • Programming expense increase of 9.8% Y/Y reflecting contractual increases and a 1.3% increase in expanded basic video customers Y/Y • Costs to service customers grew by 4.0% Y/Y driven primarily by larger customer base and new connects • Marketing expense increase of 6.3% reflecting channel development and higher sales activity • Other expenses increased 9.6% reflecting higher corporate expense and commercial labor costs • Second quarter operating expenses include $14M in net non-recurring expense benefits (In Millions) 1) See notes on slide 21. Note: All results pro forma for certain acquisitions as if they occurred on January 1, 2012. $737 $732 $764 $767 $795 2Q13 3Q13 4Q13 1Q14 2Q14 $2,892 $3,058 2Q13 2Q14

13 Capital Investment Quarterly Capex(1) Highlights (In Millions) • 2Q14 capex increased $130M Y/Y: • CPE increased by $99M Y/Y to support all-digital initiative and customer growth • Support capital increased by $31M Y/Y driven by insourcing initiatives • Scalable infrastructure increased by $21M Y/Y due to product development, all-digital and Internet speed increases • 2014 estimate of approximately $2.2B, including labor, $400M for all-digital and $100M to support insourcing activities 1) All results pro forma for certain acquisitions as if they occurred on January 1, 2012, unless otherwise noted. 2) Excludes all-digital spend for commercial properties. $423 $440 $425 $566 $539 1Q13 2Q13 3Q13 4Q13 1Q14 CPE/Install Scal Infra Line Ext Upgr/Rebuild Support Of which All-Digital $3 $25 $59 $119 $134 Of which Commercial(2) $84 $71 $84 $59 $63 $440 $425 $566 $539 $570 2Q13 3Q13 4Q13 1Q14 2Q14

14 Free Cash Flow(1) Free Cash Flow(1) Quarterly Highlights (In Millions) Free Cash Flow(1) • Adjusted EBITDA growth and lower interest payments funded capital expenditure increase for all-digital Financing and Leverage • Target leverage 4-4.5 times, +/- half turn • Over 96% of current outstanding debt due after 2016 1) See notes on slide 21. 2) Includes payments on interest rate swaps. 3) Includes available cash on hand and revolver availability. 4) Leverage is total debt of $12,881M divided by LTM adjusted EBITDA1 of $2,711M as of 6/30/13 and total debt of $14,078M divided by LTM pro forma Adjusted EBITDA1 of $3,058M as of 6/30/14. 2Q14A 2Q13A Y/Y Var. Adjusted EBITDA(1) 795$ 692$ 103$ Capex (570) (422) (148) Adjusted EBITDA(1) - Capex 225 270 (45) Cash Paid for Interest(2) (176) (250) 74 Cash Taxes (3) (4) 1 Other Working Capital 41 40 1 Other (17) 19 (36) Free Cash Flow (1) 70 75 (5) Financing Activities (60) (91) 31 M&A Activity - - - Ot er (5) (5) - Change in Cash 5$ (21)$ 26$ Total Liquidity(3) 1,239$ 1,030$ 209$ Leverage (LTM Adj. EBITDA)(1,4) 4.6x 4.8x -0.2x

New Charter: PSUs & Estimated / Illustrative Financial Data

	Existing Charter (1)	-	Divestiture	=	Remaining Charter	+	Acquisition	+	SpinCo Mgmt. Fee(2)	=	Pro Forma Charter
2013E Revenue(3)	$8,419		$3,112		$5,307		$5,501		$194		**$11,002**
2013E Adj. EBITDA(4)	$2,948		$1,011		$1,937		$2,177		$194		**$4,308**
Wall St. Consensus Growth Applied			+ 7.7%		+ 7.7%		+ 4.5%		+ 5.1%		
2014E Adj. EBITDA(5)			= $1,089		= $2,086		= $2,275		= $204		**$4,565**
1Q14 PSUs(6) (millions) – Est. Passings	12.8		5.3		7.5		7.6		-		15.1
1Q14 PSUs(6) (millions) – Video	4.4		1.6		2.8		3.0		-		5.8
1Q14 PSUs(6) (millions) – Internet	4.8		1.9		2.9		2.9		-		5.8
1Q14 PSUs(6) (millions) – Voice	2.5		0.9		1.6		1.4		-		2.9

See "Basis of Presentation" (slide 30) in Appendix 2 for additional information

1) Pro forma for certain acquisitions as if they occurred on January 1, 2012
2) SpinCo management fee derived by multiplying 4.25% and SpinCo pro forma revenue as disclosed in Comcast's amended Form S-4, dated May 23, 2014.
3) Estimated pro forma 2013 revenue is derived using financial information as provided in Comcast's amended Form S-4, dated May 23, 2014.
4) Pro forma 2013 adjusted EBITDA data is derived using estimated financial information as provided in Comcast's amended Form S-4, dated May 23, 2014, and is adjusted to eliminate a pro-rata portion of estimated non-cash share-based compensation expense, M&A and restructuring charges and other operating expenses such as special charges and losses on disposal of assets in accordance with Charter's adjusted EBITDA definition. The estimated unaudited pro forma financial information is provided for illustrative purposes only and is based on available information and assumptions that are inherently uncertain. It is not necessarily indicative of future consolidated adjusted EBITDA. The actual adjusted EBITDA will differ, perhaps significantly, from the pro forma amounts reflected herein due to a variety of factors, including access to additional information and completion of the carveout audits, changes in operating results following the date of the pro forma financial information, revenue or expense synergies or dis-synergies, as well as integration and transition services expenses in the short term, resulting from the Transactions. See slides 21 and 30.
5) Illustrative pro forma 2014 adjusted EBITDA is estimated by applying an illustrative 2014 growth rate to the 2013 amounts. The growth rates used are based on Wall Street research consensus estimates for 2014 EBITDA for each company (Charter cable systems 7.7%, TWC cable systems 4.5% and SpinCo management fee (Comcast systems) 5.1%). Charter does not endorse or adopt these estimated growth rates. See slides 21 and 30.
6) Est. passings and PSU data represent residential and commercial passings and customers as of 3/31/14. Existing Charter and Divestiture customers and homes passed are based on Charter's reporting methodology; the gains from Acquisition are based on TWC's and Comcast's reporting methodologies where there may be small definitional differences. Totals may not recalculate due to rounding.

Charter COMMUNICATIONS 15

16 Significant Tax Assets Support Operating Growth and M&A Strategies Tax Basis Loss Carryforward Availability 1) Excludes depreciation and amortization on future capital expenditures and mergers and acquisitions. 2) Tax basis includes Bresnan assets. Tax Assets as of December 31, 2013 • Tax basis increase includes $1.7 billion full step-up of Bresnan acquisition • For tax purposes, expect depreciation and amortization of approximately $2.2 billion in 2014, and $4.4 billion between 2015-2018, decelerating annually(1) • Charter is not expected to be a significant income tax payer until after 2019, with remaining NOL carryforward benefits becoming available through 2024 Intangible Assets $5.2B Tangible Assets $5.1B $2.1B $2.0B $2.0B $1.7B $0.4B $0.1B 2017+ 2016 2015 2013 2014 Loss Carryforwards ~$8.3B Tax Basis ~$10.3B(2) $2.1B of unrestricted tax loss carryforward available for Charter’s immediate use at 12/31/2013 $4.4B of loss carryforward becomes unrestricted in varying amounts from 2014 through 2016 $1.7B of loss carryforward becomes unrestricted at $226M annually, between 2017-2024 $0.1B subject to §382 and other limitations

17 Comcast Tax Sharing Agreement • Comcast will pay its taxable gain on the TWC assets it sells to Charter • Charter has agreed to pay Comcast for the tax benefit of the step-up Charter will receive on the TWC assets it acquires • During the first 8 years, Charter will pay any tax benefit realized on its tax return for the step-up • Payments to Comcast will be offset by corresponding tax savings • Charter does not expect to make any material payments to Comcast under the tax sharing agreement until after 2019, when it has fully utilized its existing loss carryforwards • On the 8-year anniversary of closing, Charter will also pay the NPV of the remaining unused future tax benefit attributable to the step-up • The projected payments over the next 8 years are expected to be ~$2B offset with a tax asset or savings of the same amount, with an associated long-term liability initially booked at an NPV of ~$1B.

Charter is Well Positioned

Strong Platform and Scale

- Highly capable network covering ~12.8M passings; $9.5B[1] commercial market
- Offering superior Internet and competitive video and voice products in residential and commercial markets
- National go-to-market approach and operating strategies designed to create competitive advantage

Significant Penetration and Operating Growth Upside

- Significant opportunity to increase residential and commercial penetration
- Compelling products, pricing and packaging encourage adoption of fully-featured services throughout the home
- Enhancing products and service to expand relationships, increase revenue per customer, and lower transaction costs

Unique and Attractive Financial Profile

- Market share growth strategy designed to generate attractive returns on invested capital and increase cash flow per home passed
- Moderate leverage target and return-oriented use of cash
- Opportunistically improving maturity profile, and lowering interest cost
- Expect no significant cash income taxes until after 2019 due to ~$10.3B tax basis in assets as of 12/31/13 and ~$8.3B tax loss carryforwards

1) Represents commercial telecommunications services marketplace, excluding commercial video, within Charter's footprint.

Charter COMMUNICATIONS 18

Investor Inquiries: Stefan Anninger | 203.905.7955 stefan.anninger@charter.com

Appendix 1: Charter Supplemental Information

21 The Company uses certain measures that are not defined by Generally Accepted Accounting Principles (“GAAP”) to evaluate various aspects of its business. Adjusted EBITDA, pro forma adjusted EBITDA, adjusted EBITDA less capital expenditures, and free cash flow are non-GAAP financial measures and should be considered in addition to, not as a substitute for, net income (loss) or cash flows from operating activities reported in accordance with GAAP. These terms, as defined by Charter, may not be comparable to similarly titled measures used by other companies. Adjusted EBITDA is reconciled to net income (loss) and free cash flow is reconciled to net cash flows from operating activities in the appendix of this presentation. Adjusted EBITDA is defined as net income (loss) plus net interest expense, income taxes, depreciation and amortization, stock compensation expense, loss on extinguishment of debt, (gain) loss on derivative instruments, net and other operating expenses, such as special charges and (gain) loss on sale or retirement of assets. As such, it eliminates the significant non-cash depreciation and amortization expense that results from the capital-intensive nature of the Company's businesses as well as other non-cash or special items, and is unaffected by the Company's capital structure or investment activities. However, this measure is limited in that it does not reflect the periodic costs of certain capitalized tangible and intangible assets used in generating revenues and the cash cost of financing. These costs are evaluated through other financial measures. Free cash flow is defined as net cash flows from operating activities, less purchases of property, plant and equipment and changes in accrued expenses related to capital expenditures. Management and the Company’s Board use adjusted EBITDA and free cash flow to assess Charter's performance and its ability to service its debt, fund operations and make additional investments with internally generated funds. In addition, adjusted EBITDA generally correlates to the leverage ratio calculation under the Company's credit facilities or outstanding notes to determine compliance with the covenants contained in the credit facilities and notes (all such documents have been previously filed with the United States Securities and Exchange Commission). For the purpose of calculating compliance with leverage covenants, we use adjusted EBITDA, as presented, excluding certain expenses paid by our operating subsidiaries to other Charter entities. Our debt covenants refer to these expenses as management fees which fees were in the amount of $58 million and $47 million for the three months ended June 30, 2014 and 2013, respectively, and $122 million and $98 million for the six months ended June 30, 2014 and 2013, respectively. For a reconciliation of adjusted EBITDA to the most directly comparable GAAP financial measure, see slides 22, 23 and 24 in the appendix. Use of Non-GAAP Financial Metrics

22 GAAP Reconciliations June 30, June 30, 2014 2013 Actual Actual Net loss (45)$ (96)$ Plus: Interest expense, net 210 211 Income tax expense 65 58 Depreciation and amortization 528 436 Stock compensation expense 15 15 Loss on extinguishment of debt - 81 (Gain) loss on derviative instruments, net 6 (20) Other, net 16 7 Adjusted EBITDA (1) 795 692 Less: Purchases of property, plant and equipment (570) (422) Adjusted EBITDA less capital expenditures 225$ 270$ Net cash flows from operating activities 632$ 484$ Less: Purchases of property, plant and equipment (570) (422) Change in accrued expenses related to capital expenditures 8 13 Free cash flow 70$ 75$ (1) Adjusted EBITDA is defined as net loss plus net interest expense, income taxes, depreciation and amortization, stock compensation expense, loss on extinguishment of debt, (gain) loss on derivative instruments, net, and other operating expenses, such as special charges and (gain) loss on sale or retirement of assets. As such, it eliminates the significant non-cash depreciation and amortization expense that results from the capital-intensive nature of our businesses as well as other non-cash or non-recurring items, and is unaffected by our capital structure or investment activities. The above schedules are presented in order to reconcile adjusted EBITDA and free cash flows, both non-GAAP measures, to the most directly comparable GAAP measure in accordance with Section 401(b) of the Sarbanes-Oxley Act. CHARTER COMMUNICATIONS, INC. AND SUBSIDIARIES UNAUDITED ACTUAL RECONCILIATION OF NON-GAAP MEASURES TO GAAP MEASURES (DOLLARS IN MILLIONS) Three Months Ended

23 GAAP Reconciliations June 30, March 31, December 31, September 30, June 30, 2014 2014 2013 2013 2013 Actual Actual Actual Actual Pro Forma (1) Net income (loss) (45)$ (37)$ 39$ (70)$ (95)$ Plus: Interest expense, net 210 211 211 214 224 Income tax expense (benefit) 65 64 (4) 57 62 Depreciation and amortization 528 505 500 493 463 Stock compensation expense 15 12 11 11 15 Loss on extinguishment of debt - - - - 81 (Gain) loss on derviative instruments, net 6 2 (2) 8 (20) Other, net 16 10 9 19 7 Adjusted EBITDA (2) 795 767 764 732 737 Less: Purchases of property, plant and equipment (570) (539) (566) (425) (440) Adjusted EBITDA less capital expenditures 225$ 228$ 198$ 307$ 297$ The above schedules are presented in order to reconcile adjusted EBITDA, a non-GAAP measure, to the most directly comparable GAAP measure in accordance with Section 401(b) of the Sarbanes-Oxley Act. CHARTER COMMUNICATIONS, INC. AND SUBSIDIARIES UNAUDITED RECONCILIATION OF NON-GAAP MEASURES TO GAAP MEASURES (DOLLARS IN MILLIONS) Three Months Ended (1) Pro forma results reflect certain acquisitions of cable systems as if they occurred as of January 1, 2012. (2) Adjusted EBITDA is defined as net income (loss) plus net interest expense, income taxes, depreciation and amortization, stock compensation expense, loss on extinguishment of debt, (gain) loss on derivative instruments, net, and other operating expenses, such as special charges and (gain) loss on sale or retirement of assets. As such, it eliminates the significant non-cash depreciation and amortization expense that results from the capital-intensive nature of our businesses as well as other non-cash or non-recurring items, and is unaffected by our capital structure or investment activities.

24 GAAP Reconciliations 2014 2013 2013 Actual Pro Forma (1) Actual Net loss (113)$ (339)$ (265)$ Plus: Interest expense, net 846 919 866 Income tax expense 182 251 185 Depreciation and amortization 2,026 1,887 1,751 Stock compensation expense 49 52 52 Loss on extinguishment of debt - 104 104 (Gain) loss on derviative instruments, net 14 (17) (17) Other, net 54 35 35 Adjusted EBITDA (2) 3,058 2,892 2,711 Less: Purchases of property, plant and equipment (2,100) (1,837) (1,771) Adjusted EBITDA less capital expenditures 958$ 1,055$ 940$ (2) Adjusted EBITDA is defined as net loss plus net interest expense, income taxes, depreciation and amortization, stock compensation expense, loss on extinguishment of debt, (gain) loss on derivative instruments, net, and other operating expenses, such as special charges and (gain) loss on sale or retirement of assets. As such, it eliminates the significant non-cash depreciation and amortization expense that results from the capital-intensive nature of our businesses as well as other non-cash or non-recurring items, and is unaffected by our capital structure or investment activities. The above schedules are presented in order to reconcile adjusted EBITDA, a non-GAAP measure, to the most directly comparable GAAP measure in accordance with Section 401(b) of the Sarbanes-Oxley Act. CHARTER COMMUNICATIONS, INC. AND SUBSIDIARIES UNAUDITED RECONCILIATION OF NON-GAAP MEASURES TO GAAP MEASURES (DOLLARS IN MILLIONS) (1) Pro forma results reflect certain acquisitions of cable systems as if they occurred as of January 1, 2012. Last Twelve Months Ended June 30,

25 Charter Shares Outstanding 1) Unvested restricted stock has voting rights and is therefore included in issued and outstanding total. 2) All warrants are currently exercisable, 840K outstanding warrants with an exercise price of $19.80 per share, 2.5M outstanding warrants with an exercise price $46.86 per share and 284K outstanding warrants with an exercise price of $51.28 per share. 3) The weighted average exercise price of outstanding options is $85.47 per share with various time and performance vesting requirements. 4) Restricted stock and restricted stock units vest over various periods of time depending upon the terms of each award agreement. Charter Shares Outstanding as of June 30, 2014 Outstanding Shares Class A Common Shares 108,209,602 Restricted Stock(1,4) 435,275 Total Class A Common Shares 108,644,877 Warrants Outstanding(2) 3,614,018 Options(3) 3,778,381 Restricted Stock Units(4) 394,414

26 Charter Capital Structure Summary 1) Rate is stated bank interest or bond coupon. 2) Issuer amount includes stated bank, bond, and current equity market capitalization of shares outstanding based on a closing share price of $158.38 as of 6/30/14. 3) Aggregate debt is total principal amount of debt, excluding intercompany loans and $71M of letters of credit and capital leases. 4) Leverage is aggregate debt divided by LTM Adjusted EBITDA5 of $3,058M. The leverage calculation does not reflect the leverage calculations pursuant to our indentures and credit agreements. 5) See notes on slide 21. Issue Charter Communications, Inc. (CCI ) Rate / Shares(1) As of June 30, 2014 (in millions) Aggregate Debt(3) Leverage Ratio(4) Issuer Amount(2) CCO Holdings, LLC (CCOH) Operating Subsidiaries Charter Communications Operating, LLC (CCO) Common Shares 109M Equity Market Cap: ~$17.2B 3 rd Lien Bank due 2014 L+2.5% 350 $14,078 4.6x Senior Notes due 2017-24 5.125 - 8.125% 10,350 Total CCOH 10,700 1 st Lien Bank due 2018-21 L+2-2.25% 3,378 $3,378 Total CCO $3,378

27 Debt Maturity Profile As of 6/30/14 Debt Maturity Profile (In Millions) Weighted Average Cost of Debt = 5.6% Weighted Average Life of Debt = 7.0 Years Over 96% of debt matures beyond 2016 $382 $65 $93 $1,102 $535 $1,427 $2,864 $3,110 $2,000 $1,500 $1,000 2014 2015 2016 2017 2018 2019 2020 2021 2022 2023 2024

Charter Capital Structure – Covenant Calculations

(in millions)	As of June 30, 2014	Leverage ratio[1]
1st Lien bank debt due 2018-2021	$3,378	
Other CCO debt[2]	869	
Total CCO Debt	**4,247**	**1.2x**
3rd Lien Facility due 2014	350	
7.25% Senior Notes due 2017	1,000	
7.00% Senior Notes due 2019	1,400	
8.125% Senior Notes due 2020	700	
7.375% Senior Notes due 2020	750	
5.25% Senior Notes due 2021	500	
6.50% Senior Notes due 2021	1,500	
6.625% Senior Notes due 2022	750	
5.250% Senior Notes due 2022	1,250	
5.125% Senior Notes due 2023	1,000	
5.75% Senior Notes due 2023	500	
5.75% Senior Notes due 2024	1,000	
Minority Interest, net of intercompany note from CCO[3]	(291)	
Total CCOH Debt	**10,409**	
Total Debt through CCOH	**14,656**	**4.3x**
Intercompany eliminations[4]	(507)	
Total Charter Communications, Inc. debt	**$14,149**	**4.1x**

1) Calculated using aggregate principal amount of debt at 6/30/14 divided by LQA 2Q14 Adjusted EBITDA[5] of $795M plus management fee expenses of $58M, or $853M.
2) Includes $798M of intercompany notes and $71M in letters of credit and capital leases. Intercompany loan balances consolidate out at the applicable entities as follows: $47M owed by CCO to Charter Communications Holding Company, LLC, $279M owed by CCO to CCH II and $472M owed by CCO to CCOH.
3) For CCOH, consists of $181M of minority interest of CC VIII (the "Liquidation Preference"), an indirect subsidiary of CCO, held by CCH I, LLC and Charter, less $472M owed by CCO to CCOH. The Liquidation Preference is included in the leverage calculation shown for CCOH. The CCO leverage calculation shown is consistent with the CCO Credit Facility and excludes the Liquidation Preference.
4) Includes $279M of intercompany notes from CCO to CCH II, $47M of intercompany notes from CCO to Charter Communications Holding Company, LLC and elimination of the Liquidation Preference.
5) See notes on slide 21.

Charter COMMUNICATIONS

28

Appendix 2: Comcast Transaction Supplemental Information

30 Basis of Presentation The unaudited pro forma customer data and financial results and other information contained herein are based upon the Comcast/Charter Transactions Agreement, dated as of April 25, 2014 and certain available information and certain assumptions that we believe are reasonable under the circumstances but are inherently uncertain. These uncertainties include, without limitation (i) the need to negotiate final documentation and associated schedules for the transactions, including with respect to transition services and the finalization of the precise assets and liabilities being transferred, (ii) the transferred assets have not historically been operated as separate business units and, consequently, financial and other information with respect to these assets is not available on the basis that would be applicable in the case of separate business units, (iii) revisions to the transactions in connection with required antitrust and franchise regulatory approvals and the effects of failure to obtain any such approvals or requirements to consummate divestitures, and (iv) the final terms of the financing for the transactions. These factors could result in actual results varying from the unaudited pro forma customers data and financial results and other information contained herein and any such variance may be material. The unaudited pro forma financial information is presented for illustrative purposes only and does not purport to represent what our actual consolidated results of operations or consolidated financial position would have been had the Transactions actually occurred on the dates indicated, nor do they purport to project our future consolidated results of operations or consolidated financial position for any future period or as of any future date. The actual adjusted EBITDA will differ, perhaps significantly, from the pro forma amounts reflected herein due to a variety of factors, including access to additional information and completion of the carveout audits, changes in operating results following the date of the pro forma financial information and revenue or expense synergies or dis- synergies resulting from the Transactions, as well as integration and transition services expenses in the short-term. Any projections in this presentation are based on various assumptions and estimates. Whether or not such projections are in fact achieved will depend upon future events or contingencies some of which are not within the control of the Company. Accordingly, actual results will likely vary from the projections and such variations may be material. The projections included in the presentation should not be regarded as a representation by the Company or its management that the projected results will be achieved or a guarantee of financial performance. With respect to the analyst growth rates and the resulting Adjusted EBITDA from the application of such analyst estimates, the Company is not adopting such growth estimates as its own projections and is merely providing these amounts to illustrate the different components of the Company's business post-closing of the Comcast transactions.

New Charter: 1Q14 PSUs[(1)]

	Existing Charter	−	Divestiture	+	Acquisition	=	New Charter
Estimated Video Passings (in millions)	12.8	(2)	5.3	(2)	7.6	(3)	15.1
Residential PSUs (in thousands)							
Video	4,190	(4)	1,540	(4)	2,960	(5)	5,610
Internet	4,520		1,770		2,770		5,520
Voice	2,320		850		1,310		2,780
Total Residential PSUs	**11,030**		**4,160**		**7,040**		**13,910**
Penetration[6]							
Video (% of homes passed)	*33%*		*29%*		*39%*		*37%*
Internet (% of homes passed)	*35%*		*33%*		*36%*		*37%*
Voice (% of homes passed)	*18%*		*16%*		*17%*		*18%*
Commercial PSUs (in thousands)							
Video	160		60		50		150
Internet	270		100		130		300
Voice	150		50		60		160
Total Commercial PSUs	**580**		**210**		**240**		**610**
Commercial Revenue as % of Total Revenue	**11%**		**10%**		**10%**		**11%**
Total PSUs	**11,610**		**4,370**		**7,280**		**14,520**

1) PSU data is rounded to nearest 10,000.
2) Represents our estimate of the number of units, such as single family homes, apartment and condominium units and commercial establishments passed by our cable distribution network in the areas where we offer video service.
3) Represents estimated number of video service-ready single residence homes, apartment and condominium units and commercial establishments passed by TWC's cable systems without further extending the transmission lines.
4) Represents those customers who subscribe to our video services. Our methodology for reporting residential video customers generally excludes units under bulk arrangements, unless those units have a digital set-top box, thus a direct billing relationship. As we complete our all-digital transition, bulk units are supplied with digital set-top boxes adding to our bulk digital upgrade customers.
5) Reflects billable subscribers who purchase at least the basic service video programming tier. The determination of whether a video subscriber is categorized as residential or business is based on the type of subscriber purchasing the service.
6) Penetration for video, Internet and voice are calculated based on the ratio of residential video, Internet and voice PSUs, respectively, to estimated video passings.

Charter COMMUNICATIONS 31

New Charter: Estimated / Illustrative Financial Data

2013 Estimated Financial Data

($ in millions)	Existing Charter[(1)]	–	Divestiture	+	Acquisition	+	SpinCo Management Fee	=	New Charter
Revenues									
Video	$4,177		$1,536		$2,796		$ -		$5,437
Internet	2,253		864		1,408		-		2,797
Telephone	668		269		546		-		945
Commercial	840		290		525		-		1,075
Advertising Sales	297		85		199		-		411
Other	184		68		27		194 (3)		337
Total Revenues[(2)]	**$8,419**		**$3,112**		**$5,501**		**$194**		**$11,002**
Adjusted EBITDA[(4)]	**$2,948**		**$1,011**		**$2,177**		**$194**		**$4,308**
Capital Expenditures	$1,854		$685 (5)		$798 (5)		$ -		$1,967
Adj. EBITDA - CapEx	$1,094		$326		$1,379		$194		$2,341

Illustrative 2014 Adjusted EBITDA

	Existing Charter		Divestiture		Acquisition		SpinCo Management Fee		New Charter
2013E Adjusted EBITDA[(4)]	**$2,948**		**$1,011**		**$2,177**		**$194**		**$4,308**
Wall St. Consensus Growth Applied	7.7%		7.7%		4.5%		5.1%		
2014E Adjusted EBITDA[(6)]	**$3,175**		**$1,089**		**$2,275**		**$204**		**$4,565**

1) Pro forma for certain acquisitions as if they occurred on January 1, 2012
2) Estimated total pro forma 2013 revenues are derived using financial information as provided in Comcast's amended Form S-4, dated May 23, 2014.
3) SpinCo management fee derived by multiplying 4.25% and SpinCo pro forma revenue as disclosed in Comcast's amended Form S-4, dated May 23, 2014.
4) Pro forma 2013 adjusted EBITDA data is derived using estimated financial information as provided in Comcast's amended Form S-4, dated May 23, 2014, and is adjusted to eliminate a pro-rata portion of estimated non-cash share-based compensation expense, M&A and restructuring charges and other operating expenses such as special charges and losses on disposal of assets in accordance with Charter's adjusted EBITDA definition. See slides 21 and 30.
5) Capex estimates assume total 2013 actual capex spend as a percent of revenue for total Charter and total TWC multiplied by revenue for Charter Swaps and Former TWC Assets, respectively.
6) Illustrative pro forma 2014 adjusted EBITDA is estimated by applying an illustrative 2014 growth rate to the 2013 amounts. The growth rates used are based on Wall Street research consensus estimates for 2014 EBITDA for each company (Charter cable systems 7.7%, TWC cable systems 4.5% and SpinCo management fee (Comcast systems) 5.1%). Charter does not endorse or adopt these estimated growth rates. See slides 21 and 30.

Charter COMMUNICATIONS 32

New Charter: 1Q14 Estimated Financial Data

($ in millions)	Existing Charter	−	Divestiture	+	Acquisition	+	SpinCo Management Fee	=	New Charter
Revenues									
Video	$1,090		$402		$659		$ -		$1,347
Internet	616		237		371		-		750
Telephone	150		63		134		-		221
Commercial	234		80		142		-		296
Advertising Sales	68		20		45		-		93
Other	44		16		8		48 (2)		84
Total Revenues[1]	**$2,202**		**$818**		**$1,359**		**$48**		**$2,791**
Adjusted EBITDA[3]	**$767**		**$268**		**$527**		**$48**		**$1,074**
Capital Expenditures	$539		$191 (4)		$216 (4)		$ -		$564
Adj. EBITDA - CapEx	$228		$77		$311		$48		$510

1) Estimated total pro forma 1Q 2014 revenues are derived using financial information as provided in Comcast's amended Form S-4, dated May 23, 2014.
2) SpinCo management fee derived by multiplying 4.25% and SpinCo pro forma revenue as disclosed in Comcast's amended Form S-4, dated May 23, 2014.
3) Pro forma Charter adjusted EBITDA data is derived using estimated financial information as provided in Comcast's amended Form S-4, dated May 23, 2014, and is adjusted to eliminate a pro-rata portion of estimated non-cash share-based compensation expense, M&A and restructuring charges and other operating expenses such as special charges and losses on disposal of assets in accordance with Charter's adjusted EBITDA definition. See slides 21 and 30.
4) Capex estimates assume total consensus 2014 capex spend as a percent of revenue for total Charter and total TWC multiplied by Q1 2014 revenue for Charter Swaps and Former TWC Assets, respectively.

Charter COMMUNICATIONS 33